

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

January 28, 2010

Sean R. Creamer
Chief Financial Officer
Arbitron, Inc.
9705 Patuxent Woods Drive
Columbia, Maryland 21046

   RE: **Arbitron, Inc.**
      Form 10-K for the Year Ended December 31, 2008
      Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009 and
      September 30, 2009
      Definitive Proxy Statement on Schedule 14A filed April 15, 2009
      File No. 1-1969

Dear Mr. Creamer:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding our review of the financial statements and related matters.

            Sincerely,

            John Hartz
            Senior Assistant
            Chief Accountant